UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549





Public Utility Holding Company Act of 1935
File No. 70-8345
Report For Period: July 1, 2002 to September 30, 2002



In the Matter of:

CENTRAL POWER AND LIGHT COMPANY
CENTRAL AND SOUTH WEST CORPORATION




This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central Power and Light Company (CPL) a subsidiary of Central and South West Corporation (CSW). Under HCAR 35-26114 dated August 26, 1994, it is required that CPL file quarterly reports providing the following information with respect to the leasing of owned trains and railcars to nonaffiliates by CPL, Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU): 1) the period of time the railcars are leased, 2) the number of railcars leased, 3) the revenues earned, variable cost, and contribution to fixed cost by month from leasing railcars to nonaffiliates and 4) the average number of railcars owned during the period. This report covers the period July 1, 2002 through September 30, 2002.

The requested information for the reporting period July 1, 2002 through September 30, 2002, is as follows:


--------------------- ----------- ----------- ----------- ---------- --------
                          CPL         PSO        SWEPCO      WTU      TOTAL

--------------------- ----------- ----------- ----------- ---------- --------
PERIOD OF TIME
RAILCARS ARE LEASED      None        None        None        None
TO  NON-AFFILIATES      During      During      During      During
                        Quarter     Quarter     Quarter     Quarter
--------------------- ----------- ----------- ----------- ---------- --------
--------------------- ----------- ----------- ----------- ---------- --------
NUMBER OF RAILCARS
LEASED TO
NON-AFFILIATES
                           0           0           0          0         0


--------------------- ----------- ----------- ----------- ---------- --------
--------------------- ----------- ----------- ----------- ---------- --------
REVENUE                   $0          $0           $0         $0        $0

--------------------- ----------- ----------- ----------- ---------- --------
--------------------- ----------- ----------- ----------- ---------- --------
VARIABLE COST             $0          $0           $0         $0        $0

--------------------- ----------- ----------- ----------- ---------- --------
--------------------- ----------- ----------- ----------- ---------- --------
CONTRIBUTION              $0          $0           $0         $0        $0
TO FIXED COST
--------------------- ----------- ----------- ----------- ---------- --------
--------------------- ----------- ----------- ----------- ---------- --------
AVERAGE NUMBER OF
RAILCARS OWNED            485         754        1,767        0       3,006


--------------------- ----------- ----------- ----------- ---------- --------

                              S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Central Power and Light Company has duly caused this report to be signed on its behalf on this 15th day of November, 2002.

                                                  Central Power and
                                                    Light Company

                                                  /s/    Armando Pena
                                                 ----------------------
                                                        Armando Pena
                                                         Treasurer